Exhibit 4(c)(24)
ELAN CORPORATION, PLC Non-Executive Directors
Restricted Stock Unit Agreement
          THIS AGREEMENT, dated as of      , 200[ ], between Elan Corporation, plc (the “Company”) and                     (the “Director” or “you”).
          WHEREAS, the Director has been granted the award set forth below under the Company’s 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (the “Plan”);
          NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto agree that the following terms shall apply to the award.
               1. Award of Share Units. Pursuant to the provisions of the Plan, the terms of which are incorporated herein by reference, the Director is hereby awarded ___Restricted Stock Units (the “Restricted Stock Units”), subject to the terms and conditions herein set forth. Capitalized terms used herein and not defined shall have the meanings set forth in the Plan. In the event of any conflict between this Agreement and the Plan, the Plan shall control.
               2. Terms and Conditions. It is understood and agreed that the award of Restricted Stock Units evidenced hereby is subject to the following terms and conditions:
                    (a) Vesting of Restricted Stock Units. Unless otherwise provided by the Company, all amounts receivable in connection with any adjustments to the Shares under Section 3(c) of the Plan shall be subject to the vesting schedule in this Section 2(a).
                    Except as otherwise provided in the Plan, all Restricted Stock Units will become vested (i) 90 days after you resign or are removed from the Board of Directors of the Company for any reason other than Cause (as defined below), if you have served for a minimum of three years before such resignation or removal; (ii) if you die while you are still a member of the Board of Directors of the Company; (iii) if your membership on the Board of Directors of the Company terminates because of your Total and Permanent Disability (as defined below) or (iv) on the tenth anniversary of the date of this Agreement.
                    As used herein, “Cause” shall mean any of the following: (a) if a receiving order be made against you or you make any arrangement or composition with your creditors generally; (b) if you are prohibited from being a director by an order made under any provisions of the Company’s Acts or (c) your commission of a material violation of any of the applicable personnel policies of the Company.

                    As used herein “Total and Permanent Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.
                    (b) Distribution of Shares. At the time of vesting of the Restricted Stock Units, a number of Shares equal to the number of Restricted Stock Units that become vested shall be distributed to you, subject to tax withholding (if required), in a single sum distribution within 30 days following the date the Restricted Stock Units vest. You shall not be obliged to call for delivery of the Shares, nor shall you forfeit your right to the Shares by not calling for delivery of the Shares.
                    (c) Rights and Restrictions. The Restricted Stock Units shall not be transferable, other than pursuant to will or the laws of descent and distribution. Prior to vesting of the Restricted Stock Units and delivery of the Shares, you shall not have any rights or privileges of a shareholder as to the Shares subject to the Restricted Stock Units. Specifically, you shall not have the right to receive dividends or the right to vote such Shares prior to vesting of the Restricted Stock Units and delivery of the Shares.
                    (d) Restrictions on Sale of Shares. By signing this Agreement, you agree not to sell any Shares at a time when applicable laws or the Company’s policies prohibit a sale.
               3. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by courier, by telegram, cablegram, facsimile message, electronic mail or telex message, or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently by similar process give notice of:
               If to the Company:
               Elan Corporation, plc
               Treasury Building
               Lower Grand Canal Street
               Dublin 2, Ireland
               Attn.: Company Secretary

               If to the Director:
               To the last address delivered to the Company by the Director in the manner set forth herein.
               4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Ireland, without giving effect to principles of conflict of laws.
               5. Entire Agreement. This Agreement and the Plan constitute the entire agreement among the parties relating to the subject matter hereof, and any previous agreement or understanding among the parties with respect thereto is superseded by this Agreement and the Plan. By signing this Agreement you agree to all of the terms and conditions described in this Agreement and the Plan and you evidence your acceptance of the powers of the Committee of the Board of Directors of the Company that administers the Plan.
               6. Section 409A. This Agreement is intended to be exempt from section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) pursuant to the exemption available to short-term deferrals, and shall be interpreted on a basis consistent with such intent. For purposes of section 409A of the Code, each payment hereunder shall be treated as a separate payment. In no event shall the Director, directly or indirectly, designate the calendar year of a payment. The Plan and this Agreement may be amended in any respect deemed by the Company to be necessary in order to preserve compliance with Section 409A of the Code or an exemption.
               7. Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

ELAN CORPORATION, PLC
By:

Director